UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒          Form 40-F   ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☒

Explanatory note
     This Report on Form 6-K contains, as exhibits, (i) a Press Release, dated February 3, 2011, of Deutsche Bank AG, announcing its results for the quarter and year ended December 31, 2010, (ii) presentations of Deutsche Bank’s senior officers, given at an analyst call and a press conference on February 3, 2011, and (iii) a Financial Data Supplement providing details of the results. This Report on Form 6-K and Exhibits 99.1 and 99.5 are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG. Exhibits 99.2, 99.3 and 99.4 are not so incorporated by reference.
     The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2010.
Exhibits
Exhibit 99.1: Deutsche Bank AG’s Press Release dated February 3, 2011.
Exhibit 99.2: Presentation of Dr. Josef Ackermann, Chairman of the Management Board, given at Analyst Call of February 3, 2011.
Exhibit 99.3: Presentation of Stefan Krause, Chief Financial Officer, given at Analyst Call of February 3, 2011.
Exhibit 99.4: Presentation of Dr. Josef Ackermann, Chairman of the Management Board, given at Press Conference of February 3, 2011.
Exhibit 99.5: 4Q2010 Financial Data Supplement.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Use of non-GAAP financial measures
     This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income tax
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders
Total assets adjusted	Total assets
Total equity adjusted	Total equity
Leverage ratio (target definition) (total equity adjusted to total assets adjusted)	Leverage ratio (total equity to total assets)
Diluted earnings per share (target definition)	Diluted earnings per share
     For descriptions of these and other non-GAAP financial measures, please refer to pages (v), (vi), S-17, S-18 and S-19 of our 2009 Annual Report on Form 20-F.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: February 3, 2011	By:	/s/ Martin Edelmann
		Name:	Martin Edelmann
		Title:	Managing Director

	By:	/s/ Mathias Otto
		Name:	Mathias Otto
		Title:	Managing Director and Senior Counsel

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